Management's Discussion and Analysis

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (formerly known as Westport Innovations Inc.; “Westport Fuel Systems”, the “Company”, “we”, “us”, “our”) for the three and six months ended June 30, 2016 provides an update to our annual MD&A dated March 29, 2016 for the fiscal year ended December 31, 2015. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2015 and our unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016. Our interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated as of August 9, 2016.

On June 1, 2016, the Company completed the merger between Westport Innovations Inc. ("Westport") and Fuel Systems Solutions, Inc. ("Fuel Systems"). The merged company was renamed Westport Fuel Systems Inc. and will continue to trade under the WPRT ticker symbol on the Nasdaq Exchange and the WPT ticker symbol on the Toronto Stock Exchange.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, merger with Fuel Systems, Cartesian financing, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

Management's Discussion and Analysis

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW AND GENERAL DEVELOPMENTS

Westport Fuel Systems engineers, manufactures and supplies the world’s most advanced alternative fuel systems and components. Specializing in natural gas based systems, our innovative and cost-effective solutions maintain performance while improving efficiency and reducing emissions. Offering a variety of leading brands for transportation and industrial applications, we serve customers in over 70 countries, including some of the world’s largest and fastest growing markets.

Our strategic relationships with Original Equipment Manufacturers ("OEMs") provide us with access to their manufacturing capacity, supply chain and global distribution networks minimizing the considerable investment typically associated with these assets. We target commercialization of our technology in markets where demand for clean, low emission engines is prevalent.

Since our founding in 1995, we have invested over $800 million towards the research, development and commercialization of our proprietary technologies and related products. Our research and development efforts and investments have resulted in a substantial patent portfolio that serves as the foundation of our differentiated technology offerings and competitive advantage. Our technologies and related products enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas (“RNG”) and hydrogen. The substitution of natural gas for petroleum-based fuel drives a reduction in harmful combustion emissions, such as particulate matter and greenhouse gases, in addition to providing a cost competitive alternative fuel.

Merger With Fuel Systems Solutions, Inc.

On June 1, 2016 ("the acquisition date"), the Company completed the merger between Westport Innovations Inc. and Fuel Systems Solutions, Inc. ("Fuel Systems") (Nasdaq:FSYS). Shareholders of both companies approved the merger at separate special meetings of shareholders. As previously announced, Fuel Systems shareholders received 2.4755 Westport common shares for each share of Fuel Systems common stock owned. Fuel Systems shares are no longer listed on the Nasdaq Exchange or any other securities exchange.

The newly combined company brings together a complementary mix of products, technology and research and development; strong customer relationships; and talented employees, becoming an even stronger, more innovative, global leader in the alternative fuel, engines and vehicle sector. This business combination resulted in a bargain purchase gain as the fair value of the net assets acquired exceeded the total of the fair value of consideration paid by $42.9 million. See Note 3 of the interim condensed consolidated financial statements for additional details.

As a result of the timing of the merger, we are not providing guidance at this time. We don’t expect to meet adjusted EBITDA positive by mid-year 2016.

Cartesian Financing

On January 11, 2016, the Company announced that it had entered into a financing agreement with Cartesian Capital Group ("Cartesian") for up to $71.3 million in financing to support global growth initiatives, subsequently amended on March 7, 2016 (the "Investment Agreement").

(i) The Investment Agreement immediately provided $17.5 million. (Note 13 "Long-term royalty payable" of our interim condensed consolidated financial statements).

(ii) On April 20, 2016, the Company sold a portion of its economic interest in Weichai Westport Inc. ("WWI") to Cartesian for an upfront payment of $6.3 million plus a potential future payment based on Cartesian’s return on investment. The Company recorded a loss on sale of the investment of $5.3 million. (Note 6(a) "Weichai Westport Inc." of our interim condensed consolidated financial statements).

(iii) On June 1, 2016, the Company received $17.5 million in cash from affiliates of Cartesian, in accordance with the Investment Agreement, with the issuance of convertible debt in exchange for 9.0% convertible unsecured notes due June 1, 2021 which are

Management's Discussion and Analysis

convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. (Note 12(a) "Long-term debt" of our interim condensed consolidated financial statements).

Management's Discussion and Analysis

Operating Segments

As a result of the merger with Fuel Systems, we analyzed our operating segments and the principal focus of the operating business units are summarized below:

Automotive Business Unit (previously branded as Westport Operations)
Automotive consists of the Company’s passenger and commercial transportation products including both OEM and aftermarket. The business unit designs, manufactures and sells compressed natural gas ("CNG"), liquefied natural gas ("LNG"), and liquefied petroleum gas ("LPG") components and systems to global OEMs on five continents and a distribution network serving 70 countries, including the world's largest and fastest-growing markets.

Industrial Business Unit
Industrial consists of the Company’s industrial mobile and stationary equipment and auxiliary power unit (“APU”) products as well as engines for use in forklifts and other industrial equipment. The business unit is also supplying a series of advanced technology alternative fuel systems in the United States and key markets in Asia and Europe. This is a new segment as a result of the merger with Fuel Systems.

Corporate and Technology Investments Business Unit
The Corporate and Technology Investments invests in new research and development programs with OEMs, corporate oversight and general administrative duties. Once a product is commercialized, the associated revenue will be recognized under Automotive or Industrial.

Cummins Westport Inc. Joint Venture
Cummins Westport Inc. (“CWI”), our 50:50 joint venture with Cummins, Inc., (“Cummins”), serves the medium- to heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. The fuel for CWI engines is carried on the vehicles as CNG or LNG. CWI engines are produced at certain Cummins' plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring capital investments. CWI also utilizes Cummins' supply chain, back office systems, and distribution and sales networks. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

Weichai Westport Inc. Joint Venture
As noted above, the Company sold a portion of its economic interest in WWI. As the Company no longer has significant influence in the joint venture and no longer equity accounts for this investment, the Company does not consider WWI a business segment.

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the three and six months ended June 30, 2016, and June 30, 2015. The 2016 results include one month's results from Fuel Systems as a result of the merger.

Selected Consolidated Statements of Operations Data

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Revenue - Westport	$23.6	$27.8	$47.6	$55.9
Revenue - Fuel Systems	20.8	—	20.8	—
Total revenue	$44.4	$27.8	$68.4	$55.9
Gross margin (1)	$10.0	$9.3	$16.4	$14.2
GM %	22.5%	33.5%	24.0%	25.4%
Net income (loss) (2)	$3.7	$(20.5)	$(19.6)	$(37.7)
Net income (loss) per share - basic	$0.05	$(0.32)	$(0.27)	$(0.59)
Net income (loss) per share - diluted	$0.04	$(0.32)	$(0.27)	$(0.59)
Weighted average basic shares outstanding	79,385,839	64,117,665	71,899,577	63,985,492
Weighted average diluted shares outstanding	96,306,658	64,117,665	71,899,577	63,985,492

(1)
Gross margin is calculated as revenue less cost of product revenue. The Company has modified current and prior quarters' gross margin to include manufacturing depreciation in cost of sales, which is the presentation historically adopted by Fuel Systems that the Company has elected to adopt for the entire group.

(2) Included in the three and six months ended June 30, 2016 is a bargain purchase gain of $42.9 million related to the acquisition of Fuel Systems.

The following table sets forth a summary of our financial position as at June 30, 2016 and December 31, 2015:

Selected Balance Sheet Data

	June 30, 2016	December 31, 2015
(expressed in millions of United States dollars)
Cash and short-term investments	$71.2	$27.8
Total assets	401.1	209.7
Long-term debt, including current portion	81.5	62.4
Long-term royalty payable, including current portion	19.5	—

The June 30, 2016 figures above include the acquired assets and liabilities of Fuel Systems. The June 1, 2016 acquired values of cash and cash equivalents was $45.3 million and total assets was $216.5 million.

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION (continued):

The following table sets forth a summary of the financial results of Cummins Westport Inc. ("CWI") for the three and six months ended June 30, 2016, and June 30, 2015:

Selected CWI Statements of Operations Data

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
(expressed in millions of United States dollars)
Total revenue	$73.6	$93.1	$138.6	$166.1
Gross margin	21.0	24.7	41.6	51.3
GM %	28.5%	26.5%	30.0%	30.9%
Net income before income taxes	3.8	11.6	8.7	26.3
Net income attributable to the Company	1.5	3.4	3.2	9.3

Management's Discussion and Analysis

RESULTS FROM OPERATIONS

The following tables summarize results by segment for the three and six months ended June 30, 2016 compared to the three and six months ended June 30, 2015.

Items Affecting Comparability of Results

The three and six months ended June 30, 2016 include one month of Fuel Systems results and this is noted in the "Automotive - Fuel Systems" and "Industrial" segments in the tables below. In addition, WWI results for the three months ended June 30, 2016 are not included in total segment revenue as WWI is no longer considered an operating segment.

Revenue
Total segments revenues for the three months ended June 30, 2016 and June 30, 2015 decreased by $44.8 million, or 28% from $162.8 million in 2015 to $118.0 million in 2016.

Total segments revenues for the six months ended June 30, 2016 and June 30, 2015 decreased by $82.9 million, or 26% from $319.8 million in 2015 to $236.9 million in 2016

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30		Change
	2016	2015	$	%	2016	2015	$	%
Automotive - Westport	$22.7	$24.6	$(1.9)	(8)%	$45.9	$52.1	$(6.2)	(12)%
Automotive - Fuel Systems	12.6	—	12.6	N/A	12.6	—	12.6	N/A
Total Automotive	35.3	24.6	10.7	43%	58.5	52.1	6.4	12%
Industrial	8.2	—	8.2	N/A	8.2	—	8.2	N/A
Corporate and Technology Investments	0.9	3.2	(2.3)	(72)%	1.7	3.8	(2.1)	(55)%
CWI	73.6	93.1	(19.5)	(21)%	138.6	166.1	(27.5)	(17)%
WWI	—	41.9	(41.9)	(100)%	29.9	97.8	(67.9)	(69)%
Total segment revenues	$118.0	$162.8	$(44.8)	(28)%	$236.9	$319.8	$(82.9)	(26)%
Less: equity investees' revenues	73.6	135.0	(61.4)	(45)%	168.5	263.9	(95.4)	(36)%
Total consolidated revenues	$44.4	$27.8	$16.6	60%	$68.4	$55.9	$12.5	22%

Automotive revenue for the three months ended June 30, 2016 was $35.3 million compared to $24.6 million for the prior year quarter. Automotive revenue in the Westport business declined as a result of weaker component sales in the European market.

For the six months ended June 30, 2016, revenue was $58.5 million compared to $52.1 million in the prior year period. The decline in the Automotive revenue in the Westport business resulted from weaker sales in the European and North American markets.

Total Automotive revenue for the three and six months ended June 30, 2016 includes sales from Fuel Systems' business for the one month period since the acquisition.

Industrial revenue of $8.2 million for the three and six months ended June 30, 2016 resulted from sales from the Fuel Systems' business for the one month period since acquisition.

Corporate and Technology Investments revenue for the three months ended June 30, 2016 decreased by $2.3 million and for the six months ended June 30, 2016 decreased by $2.1 million as compared to the prior period. This is primarily a result of a large service contract which was completed in the second quarter of 2015.

CWI revenue for the three months ended June 30, 2016 decreased by $19.5 million, or 21% from $93.1 million to $73.6 million. CWI product revenue for the three months ended June 30, 2016 decreased by $24.7 million, or 30.7%, to $55.7 million on sales of 2,061 units compared to $80.4 million and 2,947 units for three months ended June 30, 2015, which was primarily attributed

Management's Discussion and Analysis

to the decline of the price of oil and other macroeconomic conditions. CWI parts revenue for the three months ended June 30, 2016 was $17.9 million compared to $12.7 million for the three months ended June 30, 2015, which was primarily attributed to the increase of the natural gas engine population in service.

For the six months ended June 30, 2016, revenue decreased $27.5 million, or 17% from $166.1 million to $138.6 million. CWI product revenue for the six months ended June 30, 2016 decreased by $38.5 million, or 27.2%, to $102.9 million on sales of 3,708 units compared to $141.4 million and 5,225 units for six months ended June 30, 2015, which was primarily attributed to the decline of the price of oil and other macroeconomic conditions. CWI parts revenue for the six months ended June 30, 2016 was $35.7 million compared to $24.7 million for the six months ended June 30, 2015, which was primarily attributed to the increase of the natural gas engine population in service.

Management's Discussion and Analysis

Gross Margin for the three months ended June 30, 2016
Total segments gross margin for the three months ended June 30, 2016 decreased by $8.7 million or 21.9% from $39.7 million in 2015 to $31.0 million for the comparative period in 2016.

The following table presents gross margin by segment for the three months ended June 30, 2016 compared to the three months ended June 30, 2015:

(expressed in millions of U.S. dollars)

	Three Months Ended June 30,	% of	Three Months Ended June 30,	% of	Change
	2016	Revenue	2015	Revenue	$	%
Automotive - Westport	$4.1	18.1%	$6.1	24.8%	$(2.0)	(32.8)%
Automotive - Fuel Systems	2.9	23.0%	—	—%	2.9	N/A
Total Automotive	7.0	19.8%	6.1	24.8%	0.9	14.8%
Industrial	2.1	25.6%	—	—%	2.1	N/A
Corporate and Technology Investments	0.9	100.0%	3.2	100.0%	(2.3)	(71.9)%
CWI	21.0	28.5%	24.7	26.5%	(3.7)	(15.0)%
WWI	—	—%	5.7	13.6%	(5.7)	(100.0)%
Total segment gross margin	$31.0	26.3%	$39.7	24.4%	$(8.7)	(21.9)%
Less: equity investees' gross margin	21.0	28.5%	30.4	22.5%	(9.4)	(30.9)%
Total consolidated gross margin	$10.0	22.5%	$9.3	33.4%	$0.7	7.5%

Automotive gross margin increased by $0.9 million to $7.0 million, or 19.8% of revenue, for the three months ended June 30, 2016 compared to $6.1 million, or 24.8% of revenue for the three months ended June 30, 2015. The decrease in gross margin and the gross margin percentage for Westport's automotive business is due to inventory obsolescence charges of $1.3 million in the current period compared to $0.3 million in the same period of prior year, and to lower sales. Fuel Systems' Automotive gross margin includes $0.4 million for amortization of the inventory fair value adjustment recorded on acquisition. Excluding this adjustment, the gross margin percentage would have been 26.0%.

Industrial gross margin includes $0.3 million for amortization of the inventory fair value adjustment recorded on acquisition. Excluding this adjustment, the gross margin percentage would have been 29.3%.

CWI gross margin decreased by $3.7 million to $21.0 million, or 28.5% of revenue from $24.7 million or 26.5% of revenue in the prior year quarter. The decrease in gross margin primarily relates to the 30.0% decrease in the number of engines sold.

Management's Discussion and Analysis

Gross Margin for the six months ended June 30, 2016
Total segments gross margin for the six months ended June 30, 2016 decreased by $15.8 million or 20.5% from $76.9 million in 2015 to 61.0 million for the comparative period in 2016.

The following table presents gross margin by segment for the six months ended June 30, 2016 compared to the six months ended June 30, 2015:

(expressed in millions of U.S. dollars)

	Six months ended June 30,	% of	Six months ended June 30,	% of	Change
	2016	Revenue	2015	Revenue	$	%
Automotive - Westport	$9.7	21.1%	$10.4	20.0%	$(0.7)	(6.7)%
Automotive - Fuel Systems	2.9	23.0%	—	—%	2.9	N/A
Total Automotive	12.6	21.5%	10.4	20.0%	2.2	21.2%
Industrial	2.1	25.6%	—	—%	2.1	N/A
Corporate and Technology Investments	1.7	100.0%	3.8	100.0%	(2.0)	(52.6)%
CWI	41.6	30.0%	51.3	30.9%	(9.7)	(18.9)%
WWI	3.0	10.0%	11.4	11.7%	(8.4)	(73.7)%
Total segment gross margin	61.0	25.7%	76.9	24.0%	(15.8)	(20.5)%
Less: equity investees' gross margin	44.6	26.5%	62.7	23.8%	(18.1)	(28.9)%
Total consolidated gross margin	$16.4	24.0%	$14.2	25.4%	$2.3	16.2%

Automotive gross margin increased by $2.2 million to $12.6 million, or 21.5% of revenue, for the six months ended June 30, 2016 compared to $10.4 million, or 20.0% of revenue for the prior year period. The decrease in gross margin from Westport's Automotive business resulted from reduced sales. Fuel Systems' Automotive gross margin includes the one month period since the acquisition. See the previous explanation in the gross margin for the three months ended June 30, 2016.

Industrial gross margin for the six months includes the one month period of Fuel Systems since the acquisition.

CWI gross margin decreased $9.7 million to $41.6 million from $51.3 million as a result of a 29% decrease in engines sold and an unfavorable $3.5 million net warranty adjustment compared to the prior year period (the prior period included a positive warranty adjustment which did not repeat in the current period).

Management's Discussion and Analysis

Research and Development Expenses
The following table presents details of research and development (“R&D”) expense by segment, excluding equity investees, for the three and six months ended June 30, 2016 compared to the three and six months ended June 30, 2015:

(expressed in millions of U.S. dollars)

	Three months ended June 30,		Change		Six months ended June 30,		Change
	2016	2015	$	%	2016	2015	$	%
Automotive - Westport	$3.1	$3.0	$0.1	3%	$5.2	$6.3	$(1.1)	(17)%
Automotive - Fuel Systems	1.5	—	1.5	N/A	1.5	—	1.5	N/A
Total Automotive	4.6	3.0	1.6	53%	6.7	6.3	0.4	6%
Industrial	0.5	—	0.5	N/A	0.5	—	0.5	N/A
Corporate and Technology Investments	10.3	9.8	0.5	5%	19.9	19.9	—	—%
Total research and development	$15.4	$12.8	$2.6	20%	$27.1	$26.2	$0.9	3%

Automotive R&D expenses for the three and six months ended June 30, 2016 increased by $1.6 million and $0.4 million, respectively. The Westport Automotive R&D expenses for the three months ended June 30, 2016 were consistent with the prior year period. For the six months ended June 30, 2016, Westport Automotive R&D expenses benefited from a reduction in program expenses, decreased headcount and a weaker Canadian dollar.

Industrial R&D includes one month of expenses of Fuel Systems since the acquisition.

Corporate and Technology Investments R&D expenses for the three and six months ended June 30, 2016 increased by $0.5 million and $nil, respectively. The increase is due to purchases of prototype components as the HPDI program moves towards commercialization.

Management's Discussion and Analysis

Selling, General and Administrative Expenses
The following table presents details of Selling, General and Administrative (“SG&A”) expense by segment, excluding equity investees, for the three and six months ended June 30, 2016 compared to the three and six months ended June 30, 2015:

(expressed in millions of U.S. dollars)

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2016	2015	$	%	2016	2015	$	%
Automotive - Westport	$5.5	$5.2	$0.3	6%	$9.6	$10.6	$(1.0)	(9)%
Automotive - Fuel Systems	2.4	—	2.4	N/A	2.4	—	2.4	N/A
Total Automotive	7.9	5.2	2.7	52%	12.0	10.6	1.4	13%
Industrial	0.8	—	0.8	N/A	0.8	—	0.8	N/A
Corporate and Technology Investments	10.1	7.8	2.3	29%	19.7	15.3	4.4	29%
Total selling, general and administrative	$18.8	$13.0	$5.8	45%	$32.5	$25.9	$6.6	26%

Automotive SG&A expense for the three and six months ended June 30, 2016 increased by $2.7 million and $1.4 million, respectively. Westport Automotive's SG&A increased during the three month period primarily due to severance costs, offset by decreased headcount.Westport Automotive's SG&A decreased during the six month period due to decreased headcount and a weaker Canadian dollar.

Industrial SG&A includes one month of expense of Fuel Systems since the acquisition.

Corporate and Technology Investments SG&A expenses for the three and six months ended June 30, 2016 increased by $2.3 million and $4.4 million, respectively. The increases are due to merger costs associated with the acquisition of Fuel Systems, costs associated with the Cartesian Financing and corporate administrative costs at Fuel Systems of $0.6 million for the one month period since the merger. The merger related and Cartesian Financing costs were $4.5 million and $6.5 million for the three and six month periods ended June 30, 2016, respectively.

Management's Discussion and Analysis

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and six months ended June 30, 2016, we recognized a net foreign exchange loss of $4.1 million and $5.4 million, respectively, compared to a $1.2 million and $4.0 million gain in the comparative periods due to the movement in the Canadian dollar relative to the U.S. dollar.

Depreciation and amortization for the three and six months ended June 30, 2016 was $2.8 million and $5.5 million compared with $3.1 million and $6.1 million for the three and six months ended June 30, 2015. The decrease primarily relates to asset sales made and assets becoming fully depreciated over the past 12 months. The three and six month periods include $0.3 million of depreciation associated with the Fuel Systems property, plant and equipment acquired.

Loss on sale of investment for the three and six months ended June 30, 2016 relates to a $5.3 million loss on sale of a portion of our economic interest in WWI, as previously discussed, and a $1.0 million writedown of an investment in a tank developer.

Income from investments accounted for by the equity method primarily relates to our 50% interest in CWI and our decrease in equity income results primarily from lower earnings from CWI in the current period compared to the prior period.

(expressed in millions of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
CWI - 50% interest	$1.5	$3.4	$3.2	$9.3
WWI	—	0.1	0.2	0.4
Other	—	—	—	0.1
Income from investment accounted for by the equity method	$1.5	$3.5	$3.4	$9.8

Interest on long-term debt, royalty payable and amortization of discount expense primarily relates to our interest expense on Canadian dollar and Euro denominated debentures.

(expressed in millions of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Canadian debentures - 9% per annum	$1.0	$1.0	$1.9	$2.0
Senior financing facilities	0.1	0.3	0.2	0.6
Amortization of discount and non cash interest expense of long-term debt	0.3	0.2	0.6	0.4
Amortization of discount and non cash interest expense of long-term royalty payable	1.0	—	2.0	—
Convertible note - 9% per annum	0.1	—	0.1	—
Total interest on long-term debt	$2.5	$1.5	$4.8	$3.0

Interest on long-term debt and royalty payable for the three and six months ended June 30, 2016 was $2.5 million and $4.8 million, respectively, compared to interest on long-term debt expense 1.5 million and 3.0 million, respectively for the three and six months ended June 30, 2015. Interest expense primarily increased for the six months ended due to additional interest accrued on the long-term royalty payable.

Bargain purchase gain of $42.9 million resulted from the merger with Fuel Systems. The Company believes it was able to acquire the assets of Fuel Systems for less than their fair value due to the weakness in the alternative fuel sector.

Management's Discussion and Analysis

Income tax expense for the three and six months ended June 30, 2016 was $0.5 million and $0.4 million, respectively, compared to an income tax expense of $0.6 million and $1.1 million for the three and six months ended June 30, 2015, respectively. The Company incurs tax expense in certain profitable jurisdictions and does not record a tax benefit for losses incurred in other jurisdictions. To the extent that the Company earns income in the future, these tax losses will be available to offset any potential tax expense.

Management's Discussion and Analysis

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at June 30, 2016, our cash, cash equivalents and short-term investment position was $71.2 million, an increase of $43.4 million from $27.8 million at December 31, 2015. This increase is primarily a result of the merger with Fuel Systems which had $45.3 million of cash and cash equivalents on the acquisition date. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

The Company has sustained net losses since inception and as at June 30, 2016 has an accumulated deficit of $882.9 million. The Company’s ability to continue as a going concern is dependent on its available cash, its ability to find new sources of financing or raise cash through the sale of assets while in pursuit of operating profitability. There can be no assurance that the Company will be successful in achieving its objectives. Management believes that the cash balances available as of June 30, 2016, combined with cost cutting measures in place and its ability to find new sources of financing or raise cash through the sale of assets subsequent to the balance sheet date, provide sufficient funds for the Company to meet its obligations beyond the next 12 months. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. See also "Cartesian Financing" in the general developments section of this MD&A for cash raised during the current reporting period. The merger with Fuel Systems further strengthened the Company's balance sheet.
Our plan is to use our current cash, cash equivalents and short-term investments, and our share of CWI dividends (typically declared and paid quarterly) to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

Cash Flow from Operating Activities
For the three months ended June 30, 2016, our net cash flow used in operating activities was $23.9 million, an increase of $7.1 million from the net cash flow used in operating activities in the three months ended June 30, 2015. The increase is primarily due to an increase in legal expenses related to the Cartesian financing and merger costs of $4.5 million.
Cash Flow from Investing Activities.
For the three months ended June 30, 2016, our net cash flow received from investing activities was $53.2 million, an increase of $49.2 million from net cash flows from investing activities for the three months ended June 30, 2015. Of the increase, $45.3 million is due to cash balances at Fuel Systems on the date of acquisition and $6.3 million in proceeds received on the sale of a portion of our economic interest in WWI.
Our net cash used in investing activities consisted primarily of dividends received from joint ventures, offset by purchases of property, plant and equipment property (“PP&E”). Dividends received from joint ventures decreased by $3.0 million to $1.8 million, primarily as a result of lower net income attributable to CWI. PP&E additions increased by $0.5 million to $1.2 million as we prepare for commercial production of HPDI 2.0.
Cash Flow from Financing Activities
For the three months ended June 30, 2016, our net cash flow received from financing activities was $16.9 million, an increase of $17.1 million from the net cash flows used in financing activities of $0.2 million for the three months ended June 30, 2015. This is primarily due to the $17.5 million cash received from Cartesian for a convertible note upon completion of the merger.

Westport Fuel Systems' capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or

Management's Discussion and Analysis

eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forgo new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

Management's Discussion and Analysis

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$103.2	$103.2	$103.2	$—	$—	$—
Unsecured subordinated debentures (a)	41.6	47.4	3.8	43.5	—	—
Senior financing (b)	6.2	6.4	4.4	0.8	0.7	0.5
Senior revolving financing (c)	11.1	11.4	11.4	—	—	—
Long-term royalty payable (d)	19.5	46.0	1.5	9.6	16.8	18.1
Other bank financing	4.6	4.8	3.1	0.1	0.1	1.5
Capital lease obligations (e)	0.8	0.8	0.4	0.4	—	—
Operating lease commitments (e)	—	68.8	8.2	16.7	31.8	37.4
Royalty payments	—	5.1	2.0	3.1	—	—
Convertible Debt (f)	17.3	25.2	—	—	—	—
	$204.3	$319.1	$138.0	$74.2	$49.4	$57.5
 Contractual cash flows include both expected interest and principal repayments.

(a) The subordinated debenture notes are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term.

(b) Senior financing comprises the Emer S.p.A ("Emer") senior financing agreement ("Emer senior financing"), the Prins Autogassystemen Holding B.V ("Prins") senior financing agreement ("Prins senior financing"), and the Prins senior mortgage loan ("Prins senior mortgage loan"). The senior financing agreements bear interest at 3 or 6-month Euribor plus a fixed percentage ranging from 1% to 3.5%.

(c) The senior revolving financing facility relates to Emer and bears interest at 6-month Euribor plus 2.5%. Interest is paid semi-annually.

The principal repayment schedule of the senior financings are as follows as at June 30, 2016:

	Subordinated debenture notes (a)	Emer Senior Financing (b)	Prins Senior Financing (b)	Prins Senior Mortgage Loan (b)	Senior revolving financing (c)	Convertible Debt (f)	Total
Remainder of 2016	$—	$1.9	$0.5	$0.2	$—	$—	$2.6
2017	41.6	1.1	0.6	0.3	11.1	—	54.7
2018	—	—	—	0.3	—	—	0.3
2019	—	—	—	0.4	—	—	0.4
2020 and thereafter	—	—	—	1.0	—	17.3	18.3
	$41.6	$3.0	$1.1	$2.2	$11.1	$17.3	$76.3

(d) The long-term royalty payable relates to the first tranche financing between the Company and Cartesian. The contractual cash flows reflect the carrying value accreted to the expected redemption value using the approximate effective interest of 23%.

(e) Capital lease obligations relate primarily to office equipment and machinery, have initial terms of three to five years and have interest rates ranging from 3.1% to 4.9%. Operating lease commitments represent our minimum lease payments under leases related primarily to our operating premises and office equipment.

(f) Convertible debt relates to the third tranche financing between the Company and Cartesian. Under the terms of the agreement, the investment is received in exchange for 9% convertible unsecured notes due June 1, 2021 which are convertible into common shares of Westport Fuel Systems in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share.

Management's Discussion and Analysis

SHARES OUTSTANDING

For the three months ended June 30, 2016 and June 30, 2015, the weighted average number of shares used in calculating the loss per share was 79,385,839 and 64,117,665, respectively. The Common Shares, share options and Share Units outstanding and exercisable as at the following dates are shown below:

	June 30, 2016	August 9, 2016
	Number	Number

Common Shares outstanding	109,725,229	109,809,066
Share Units
Outstanding (1)	8,856,303	7,690,113
Exercisable	1,082,207	1,080,441

(1) As at June 30, 2016, includes 2,965,000 (August 9, 2016 - 2,089,600) PSUs with payout levels ranging between 0% and 150% upon achieving the required performance criteria over the measurement period. None of these PSUs are currently known to be issuable based on the prior achievement of the required 150% conversion ratio as at the date hereof, however such awards have not yet become vested.

Management's Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our interim consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Actual amounts may vary significantly from estimates used. The Company's accounting policies are described in Note 2 of our fiscal year ended December 31, 2015 annual consolidated financial statements. There have been no significant changes in accounting policies applied to the June 30, 2016 interim condensed consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in Note 2 of our our fiscal year ended December 31, 2015 annual consolidated financial statements and our 2015 Annual Management and Discussion analysis.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

We discuss new accounting standards which have been issued but not yet adopted, their required date of adoption and/or planned date to adopt, if earlier, and the anticipated impact that adoption of the standards are expected to have on our financial position and results of operations in Note 2 - Accounting Changes, in the Notes to the interim condensed consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended June 30, 2016, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting, except for the following:

In accordance with the provisions of National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, management, including the CEO and CFO, have limited the scope of their design of the Company's disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Fuel Systems. The Company completed its merger with Fuel Systems on June 1, 2016.

Fuel Systems' contribution to the Company's interim condensed consolidated financial statements for the quarter ended June 30, 2016 was approximately 47% of consolidated sales and 52% of total assets.

Management's Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data (unaudited)

Three months ended	30-Sep-14	31-Dec-14	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15	31-Mar-16	30-Jun-16
(expressed in millions of United States dollars except for per share amounts)								(1)
Product revenue	$24.0	$27.4	$27.0	$24.6	$21.3	$24.9	$23.5	$44.0
Service and other revenue	1.4	—	1.0	3.2	1.0	0.2	0.5	0.4
Total revenue	25.4	27.4	28.0	27.8	22.3	25.1	24.0	44.4
Cost of product and parts revenue (2)	18.1	29.4	23.1	18.6	21.5	22.1	17.6	34.4
Gross margin	$7.3	$(2.0)	$4.9	$9.2	$0.8	$3.0	$6.4	$10.0
Gross margin percentage	28.7%	(7.3)%	17.5%	33.1%	3.6%	12.0%	26.7%	22.5%
Net loss for the period	$(25.5)	$(64.8)	$(17.2)	$(20.5)	$(37.4)	$(23.3)	$(23.3)	$3.7
EBITDA (3)	$(20.8)	$(57.5)	$(11.7)	$(14.8)	$(32.5)	$(19.3)	$(18.0)	$9.8
Adjusted EBITDA (4)	$(22.0)	$(23.0)	$(9.2)	$(7.7)	$(9.8)	$(12.3)	$(10.6)	$(10.3)
Earnings (loss) per share
Basic	$(0.40)	$(1.03)	$(0.30)	$(0.32)	$(0.58)	$(0.35)	$(0.36)	$0.05
Diluted	$(0.40)	$(1.03)	$(0.30)	$(0.32)	$(0.58)	$(0.35)	$(0.36)	$0.04
Income from unconsolidated joint ventures:
CWI net income attributable to the Company	$0.9	$7.6	$5.9	$3.4	$3.5	$4.3	$1.8	$1.5
WWI net income attributable to the Company	$1.2	$3.6	$0.3	$0.1	$0.1	$0.5	$0.2	$—

(1) Includes the one month period of results from the merger with Fuel Systems and a bargain purchase gain of $42.9 million.

(2) The Company has modified current and prior quarters' gross margin to include manufacturing depreciation in cost of sales, which is the presentation historically adopted by Fuel Systems that the Company has elected to adopt for the entire group.

(3) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information.

(4) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. See non-GAAP measures for more information.

Management's Discussion and Analysis

Non-GAAP Measures:

We use certain non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed in U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. The Company defines EBITDA as loss before income taxes adjusted for interest expense (net) and depreciation and amortization.
Management believes that EBITDA is an important indicator commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability. The intent is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under U.S. GAAP. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other issuers may define EBITDA differently.

Three months ended	30-Sep-14	31-Dec-14	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15	31-Mar-16	30-Jun-16
Income (Loss) before income taxes	$(26.2)	$(65.1)	$(16.7)	$(19.9)	$(37.2)	$(23.9)	$(23.4)	$4.2
Interest Expense, net (1)	0.7	2.5	1.4	1.6	1.4	1.3	2.3	2.7
Depreciation and Amortization	4.7	5.1	3.6	3.5	3.3	3.3	3.1	3.7
EBITDA	$(20.8)	$(57.5)	$(11.7)	$(14.8)	$(32.5)	$(19.3)	$(18.0)	$10.6

(1) Interest expense, net is defined as the aggregate of bank charges, interest, and other, interest on long term-debt and amortization of discount.

EBITDA increased $28.6 million in the three months ended June 30, 2016 to $10.6 million from a loss of $18.0 million for the three months ended March 31, 2016 primarily a result of the bargain purchase gain of $42.9 million associated with the Fuel Systems merger, offset by the loss on sales of investments of $6.3 million and merger related costs of $5.4 million.

Management's Discussion and Analysis

Non-GAAP Measures continued:

Adjusted EBITDA

The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP.

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit’s ability to generate sustained cash flows.

Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other unusual adjustments. Adjusted EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the Company’s actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. Westport Fuel Systems compensates for these limitations by relying primarily on its U.S. GAAP results.

Three months ended	30-Sep-14	31-Dec-14	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15	31-Mar-16	30-Jun-16
EBITDA	$(20.8)	$(57.5)	$(11.7)	$(14.8)	$(32.5)	$(19.3)	$(18.0)	$10.6
Stock based compensation	1.0	—	3.4	4.7	3.3	3.5	4.0	2.3
Unrealized foreign exchange (gain) loss	(2.2)	(0.9)	(2.9)	(1.2)	(8.0)	0.5	1.3	4.1
Non-cash and other adjustments (1)	—	35.4	2.0	3.6	27.4	3.0	2.1	(27.3)
Adjusted EBITDA	$(22.0)	$(23.0)	$(9.2)	$(7.7)	$(9.8)	$(12.3)	$(10.6)	$(10.3)

(1) Non-cash and other adjustments include impairment of long lived assets, provision for inventory purchase commitments, intangible impairment, goodwill impairment, one time inventory obsolescence charges, loss on sale of long-term investments, one time costs related to the Westport and Fuel Systems merger and one time costs related to the Cartesian financing. The three months ended June 30, 2016, includes a $42.9 million bargain purchase gain, offset by a $6.3 million loss on sale of investments, $4.5 million in merger and financing costs and other items of $4.8 million. The three months ended September 30, 2015 included $18.7 million in goodwill impairment, inventory impairments of $5.5 million and other items of $3.3 million. The three months ended December 31, 2014 figure included other unusual adjustments related to the discontinuation of the first generation of Westport HPDI systems.

Adjusted EBITDA increased $0.3 million in the three months ended June 30, 2016 to a loss of $10.3 million from a loss of $10.6 million for the three months ended March 31, 2016.

RELATED PARTY TRANSACTIONS

Related party balances and transactions have increased due to the Cartesian financing and acquisition of Fuel Systems. See Note 16 of the condensed consolidated interim financial statements as at June 30, 2016 for details of related party transactions.

Management's Discussion and Analysis

Subsequent Events

On July 29, 2016, the Company announced the sale of its assets in Plymouth, Michigan for $11.5 million in cash. The book value of the assets were reclassified to assets held for resale as of June 30, 2016. A gain will be recorded in the third quarter of 2016 on the disposal of assets.

On July 22, 2016, the Company announced the appointment of Nancy S. Gougarty as Chief Executive Officer ("CEO"). David R. Demers retired from the Company but will be available to the leadership team in an advisory role through a transition period.